UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NAPCO SECURITY TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

630402105
(CUSIP Number)

Richard L. Soloway 333 Bayview Avenue Amityville, NY 11701 (631) 842-9400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Richard L. Soloway

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,060,310

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,060,310

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,060,310

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

  (1) Based upon 36,745,718 shares of Common Stock, par value $0.01 per share ("Common Stock") of the Issuer (as defined below) outstanding as of February 3, 2023, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended December 31, 2022 filed with the Securities and Exchange Commission (the "Commission") on February 6, 2023.

Item 1.  Security and Issuer.

This Amendment No. 2 to Schedule 13D ("Schedule 13D/A") relates to shares of Common Stock of NAPCO Security Technologies, Inc. (the "Issuer"), whose principal executive offices are located at 333 Bayview Avenue, Amityville, NY  11701.

Item 2.  Identity and Background.

a.	This Schedule 13D/A is being filed by Richard Soloway (the "Reporting Person").

b.	The business/residence address for the Reporting Person is 333 Bayview Avenue, Amityville, NY 11701.

c.	The present principal occupation of the Reporting Person is Chairman of the Board, President and Chief Executive Officer of the Issuer.

d.	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

f.	The Reporting Person is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

Not applicable.

Item 4.  Purpose of Transaction.

On February 8, 2023, the Reporting Person entered into an Underwriting Agreement (the “Underwriting Agreement”) with the Issuer and Needham & Company, LLC and William Blair & Company, L.L.C. as underwriters (the “Underwriters”), pursuant to which the Underwriters purchased from the Reporting Person 2,012,500 shares of Common Stock at a price of $30.87 per share (the “Firm Shares”), in connection with a registered public secondary offering (the “Secondary Offering”) of the Shares at a public offering price of $31.50 per share. The sale of Firm Shares closed on February 13, 2023. In addition, the Reporting Person granted the Underwriters an option to purchase up to 287,500 additional shares of his Common Stock at the same price, exercisable by the Underwriters at any time and from time to time during the 30-day period from February 8, 2023. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached as Exhibit 1 hereto and is incorporated herein by reference.

Except as set forth above, including, without limitation, the Secondary Offering, the Reporting Person has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)-(b) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 4,060,310 shares of Common Stock, representing approximately 11.0% of the Issuer's issued and outstanding shares of Common Stock, based upon 36,745,718 shares of Common Stock outstanding as of February 3, 2023, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended December 31, 2022 filed with the Commission on February 6, 2023.  The Reporting Person has sole power to vote, or direct the voting of, and to dispose of, or direct the disposition of, an aggregate of 4,060,310 shares of Common Stock.

(c)  Except as described in this Schedule 13D/A, there have been no transactions in the shares of Common Stock effected by the Reporting Person during the past 60 days.

(d)  None

(e)  Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the sale of the Shares referred to in Item 4 above, the Reporting Person executed a Lock-up Agreement, dated as of February 8, 2023, which is attached as Exhibit 2 hereto and is incorporated herein by reference. Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibit

1	Underwriting Agreement, dated as of February 8, 2023, by and among the Issuer, the Reporting Person and the Underwriters (incorporated by reference to Exhibit 1.1 to Form 8-K filed on February 9, 2023).

2	Lock-up Agreement, dated as of February 8, 2023, executed by the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

/s/ Richard L. Soloway
Name: Richard L. Soloway